Exhibit 99.1

21VIANET ANNOUNCES US$100 MILLION INVESTMENT FROM TEMASEK

BEIJING, September 30, 2013 — 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet”), the largest carrier-neutral internet data center services provider in China, announced today that Singapore investment company, Temasek, has through its investment vehicle, entered into a definitive share purchase agreement with 21Vianet and certain shareholders of the Company.

Pursuant to this agreement, Temasek will make a US$100 million investment in 21Vianet. Approximately 87% of the investment will be newly issued Class A ordinary shares and the remainder will be Class A ordinary shares to be sold by existing shareholders. The purchase price is US$15.00 per ADS, or US$2.50 per ordinary share. Immediately after the closing of the transaction, Temasek will hold approximately 10% equity ownership in 21Vianet. Temasek will have the right to nominate one director to 21Vianet’s board of directors after the closing. The transaction is expected to close in October 2013, subject to the satisfaction of customary closing conditions.

“We welcome Temasek’s investment in our Company and believe that its deep expertise in Asia’s telecom industry will significantly benefit 21Vianet going forward,” said Mr. Josh Chen, co-founder, chairman and chief executive officer of 21Vianet. “With this investment from one of the most reputable investment companies in Asia, 21Vianet can better leverage Temasek’s extensive telecom industry connections, know-how and investments, allowing us to connect with their existing portfolio of companies and further expand our business opportunities going forward. We are confident that by securing a large institutional shareholder, we further strengthen our growth trajectory and ability to generate shareholder value over the long term.”

Temasek is a Singapore based investment company established in 1974. Supported by 10 affiliates and offices in Asia and Latin America, Temasek owns a S$215 billion portfolio as at March 31, 2013, mainly in Singapore and Asia. Temasek’s investment themes focus on transforming economies; growing middle income populations; deepening comparative advantages; and emerging champions. Its portfolio covers a broad spectrum of industries that include financial services; telecommunications, media and technology; transportation and industrials; life sciences, consumer and real estate; and energy and resources.

About 21Vianet

21Vianet is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 40 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span many industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement about Forward-Looking Statements

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of our securities, and shall not constitute an offer, solicitation or sale of our ordinary shares or ADSs in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Investor Relations Contact

21Vianet

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com